Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami	Mark J. Mihanovic
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.	Attorney at Law
mmihanovic@mwe.com
Strategic alliance with MWE China Law Offices (Shanghai)	+1 650 815 7438

November 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kim McManus Senior Counsel

Re:	Apollo Medical Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed October 30, 2017 File No. 333-219898

Dear Ms. McManus:

On behalf of our client, Apollo Medical Holdings, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated November 6, 2017 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”).  Contemporaneous with this filing, the Company is filing on the EDGAR system an Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to Amendment No. 2.

Background of the Merger, page 120

1.	We note your discussion on page 128 of negotiations taking place in September 2017 regarding possible amendments to the Merger Agreement. You state that during the course of these negotiations, ApolloMed received an unsolicited acquisition offer from a NASDAQ-listed company. Please revise to discuss what consideration ApolloMed gave to this unsolicited offer.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on page 128.

Opinion of ApolloMed’s Financial Advisor, page 133

2.	We note your response to comment 11. Since the discounted cash flow analysis is based on the projected future cash flows of the company, it appears that the forecasts are material to place this analysis in context and should be disclosed. To the extent such projections no longer reflect management’s view of future performance, or are not consistent with actual performance given the passage of time, please explain why the projections are no longer valid and expand disclosure of related risks, as appropriate. Please also revise the discussion of Vantage Point’s opinion, which similarly appears to rely on management projections and/or forecasts.

Response: The Company respectfully submits that the projections are no longer valid because a significant period of time has passed which has caused the Company’s actual results to differ materially from the results forecasted in the financial projections. In response to the Staff’s Comment, the Company has also revised its disclosure of related risks on page 44. The NMM language with respect to the NMM/Vantage Point forecasts is reflected in the revised disclosure on page 44.

Exhibits

3.	We note your response to comment 4 of our prior letter in which you have revised you disclosure throughout to state that all the issued and outstanding shares of capital stock of MMG will be sold for $100 under the Stock Purchase Agreement between Warren Hosseinion and APC-LSMA. Under an appropriate heading, please revise to provide greater details regarding the material terms of this agreement. Please also file this agreement as an exhibit or tell us why you believe you are not required to do so.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on page 172 under the header “Maverick Stock Purchase Agreement” to provide greater details regarding the material terms of the Stock Purchase Agreement and has filed the Stock Purchase Agreement as Exhibit 10.96 to Amendment No. 2.

4.	Please revise your draft legal opinion to remove the assumption contained in subsection (ii) in the second paragraph on page 2. This assumption with respect to the number of authorized shares is overly broad. Please refer to Staff Legal Bulletin No. 19.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on page 2 of the legal opinion, filed as Exhibit 5.1 to Amendment No. 2.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (650) 815-7438.

Sincerely,

/s/ Mark J. Mihanovic
Mark J. Mihanovic
McDermott Will & Emery LLP

Cc:	Warren Hosseinion Apollo Medical Holdings, Inc.